PILGRIM'S PRIDE CORPORATION CREATES
                          NEW CLASS OF COMMON STOCK

     On June 30, 1998, Pilgrim's Pride Corporation (NYSE: CHX) as authorized in a special shareholders meeting held today, filed an amendment to its certificate of incorporation that reclassified the Company's Common Stock as Class B Common Stock and created a new class of common stock designated as Class A Common Stock. Under the reclassification, each outstanding share of the Company's Common Stock was reclassified into one share of Class B Common Stock. Each share of Class B Common Stock has substantially the same rights, powers and limitations as the Company's Common Stock outstanding immediately prior to such amendment, except that each share of Class B Common Stock entitles the holder thereof to 20 votes except as otherwise provided by law. Each share of the new Class A Common Stock is substantially identical to the shares of Class B Common Stock, except that each share of Class A Common Stock entitles the holder thereof to one vote per share on any matter submitted for a stockholder vote.

     "We believe that the long-term success and growth of the Company requires the flexibility to issue stock to raise capital and/or acquire other companies. We believe that the amendment to the Company's certificate of incorporation will promote these objectives to the benefit of our existing stockholders while maintaining our existing tax structure," stated Clifford E. Butler, Vice Chairman of the Board and Executive President of the Company.

     The Company is the fourth largest out of forty-five chicken companies in the United States and the second largest out of eight major chicken producers in Mexico. The Company employs more than 12,700 persons and operates processing plants, distribution centers, hatcheries and feed mills in Texas, Arkansas, Arizona, Oklahoma and Mexico.

     Products are sold under the "Pilgrim's Pride" label to food service, retail and industrial customers. The Company's primary domestic distribution is through retailers and restaurants in the Central, Southwestern United States and to the food service industry nationally.
                                    ###

For further information:
Clifford E. Butler
Executive President
903/855-4242
For financial information:
Richard A. Cogdill
Chief Financial Officer
903/855-4205